1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	MORRISON & FOERSTER LLP

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January 23, 2008	Writer’s Direct Contact 212.468.8163 JTanenbaum@mofo.com

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Bradley Pharmaceuticals, Inc. Schedule TO-I filed January 17, 2008 SEC File No. 005-43138

Dear Mr. Duchovny:

        We enclose herewith, on behalf of our client, Bradley Pharmaceuticals, Inc., responses to the comments raised by the Staff in its comment letter dated January 22, 2008. We appreciate your taking time to discuss these comments with us earlier today. Simultaneously with our submission of this letter via EDGAR, we are filing Amendment No. 1 to the Schedule TO with changes responsive to the Staff’s comments.

        In addition to submitting this letter via EDGAR, we are sending you via overnight delivery three copies of this letter and the marked Amendment No. 1 of the Schedule TO indicating the changes made at the Staff’s request.

        Unless the context requires otherwise, references to we, our, us, Bradley or the Company in this letter refer to Bradley Pharmaceuticals, Inc. We have noted the Staff’s comments in bold face type and the responses in regular type.

Schedule TO-I

1.	We note references to the current tender offer in your preliminary and definitive proxy statement. Please tell us why you did not file all pre-commencement communications under cover of Schedule TO-C.

        The tender offer is prompted by a technical requirement associated with the merger of of the Company into a subsidiary of Nycomed US Inc. (the “Merger”), which is described in

January 23, 2008
Page Two

the preliminary and definitive proxy statements (together, the “Proxy Statement”). As described in the Proxy Statement, pursuant to the merger agreement, Bradley is required to cause outstanding options either to be exercised or cancelled at the effective time of the Merger. Under the terms of Bradley’s option plans and agreements, as described in the Offer to Purchase, Bradley does not have the unilateral right to cancel substantially all of its outstanding options. Bradley has undertaken the tender offer in an effort to comply with the obligation to cancel outstanding options. The only pre-commencement communication was the reference to the possible tender offer in the preliminary proxy statement, which was filed with the SEC. The definitive proxy statement was filed as an exhibit to the Schedule TO, and the definitive proxy statement and the Schedule TO were filed at approximately the same time.

Offer to Purchase

2.	Please advise us why you believe the proposed offer does not violate Rule 13e-4(f)(8), the best price and all holders rules. In this regard, we note that the consideration you intend to pay for tendered options will be different depending on the option exercise price. We may have further comment.

        We respectfully submit that the tender offer complies with Rule 13e-4(f)(8). We are treating all holders of options with the same exercise price as a single class. All holders of options with exercise prices equal to or greater than $20.00, the per share Merger consideration, or “out-of-the money” options, are treated as a single class. The tender offer is being made to all members of each class, and all option holders with the same exercise price will receive the same consideration. All option holders are being offered the greater of the “spread” (as defined in the Offer to Purchase) or $0.35 per option. All option holders with exercise prices less than $20.00 would receive their applicable spread or the difference between $20.00 and their respective exercise prices. For example, all option holders holding options with an exercise price of $14.00 would receive $6.00 per option. As noted in Bradley’s Offer to Purchase, in order to be able to effect the cancellation of all outstanding options, and to incentivize holders of outstanding options with exercise prices equal to or greater than $20.00 to tender such options, Bradley is offering a nominal amount of $0.35 for such “out-of-the-money” options that, in all cases, will be less than the smallest “in-the-money” spread ($0.55) for options with exercise prices less than $20.00. In order to prevent the possibility that an offeree would inadvertently choose the $0.35 per option when the offeree was entitled to the larger spread amount, the proposed payment for each option holder is the greater of $0.35 or the spread.

Summary Term Sheet, page 1

3.	We note that you state, following the caption “Duration of the offer,” that the offer expires on February 12, 2008. This contradicts other disclosure in the offer document that the offer expires February 19, 2008. Please revise.

January 23, 2008
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        We have revised the February 12th date to February 19th.

4.	We note your references to a subsequent offering period in this section and throughout the offer document. Note that this is not permitted in issuer tender offers. Please revise throughout the offer document and make a clarifying statement to the effect that there shall be no subsequent offering period.

        We have deleted all references to a subsequent offering period.

Forward Looking Statements, page 8

5.	We note your statement in the last paragraph that you “are under no obligation, and expressly disclaim[s] any obligation, to update or alter any forward-looking statements....” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure.

        We have revised the indicated sentence to begin with “Except as otherwise required by applicable law...”

Source and Amount of Funds, page 14

6.	Revise this section to disclose the sources of all funds to be used in connection with this offer. Refer to Item 1007 of Regulation M-A.

        We have revised this section and the related reference under “Questions and Answers About the Offer - How will Bradley pay for the tendered eligible options?” to clarify that the source of all funds is the Company’s funds on hand.

Certain United States Federal Income Tax Considerations, page 18

7.	We note the heading of this section refers to “certain” of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

        We have revised the title of this section to “Material United States Federal Income Tax Considerations” and all references thereto. We believe the referenced disclosure discusses all material tax consequences, as indicated in the opening paragraph.

Available Information, page 20

8.	Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

January 23, 2008
Page Four

        We have revised the references to the SEC’s address.

Statement by the Company

        The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please call me at 212-468-8163 or Nilene R. Evans at 212-468-8088.

Very truly yours,

James R. Tanenbaum